UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number: 001-08254
                                                                       ---------

                           NOTIFICATION OF LATE FILING

         (Check One):
         |X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q |_| Form N-SAR

         For Period Ended:  December 31, 2001

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

                                     PART I
                             REGISTRANT INFORMATION

                              THACKERAY CORPORATION
                              ---------------------
                            (Full name of registrant)

                                       N/A
                           (Former name if applicable)

                         509 MADISON AVENUE, SUITE 1714
                         ------------------------------
           (Address of principal executive office (street and number))

                               NEW YORK, NY 10022
                           (City, state and zip code)


NY2:\1136516\01\_cxw01!.DOC\69555.0001

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The registrant is one of two general partners in a real estate partnership, the operating results of which are incorporated in the registrant's financial statements. The related Partnership Agreement, first entered into in May 1996, was materially revised in the third quarter of 2001 and major new financing and re-financings were closed soon thereafter. The partnership's results for the fourth quarter of 2001 and for calendar year 2001 results have not been finalized, but are expected before the end of the requested 15 day extension period; i.e., in time to be properly reflected in the 2001 financial statements of the registrant's 10-K.


                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification

Jules Ross                                             212-759-3695
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 (Name)                                           (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No

         (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |_| Yes |X| No



         Thackeray Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2002



                                                     By: /s/ Jules Ross
                                                         -----------------------
                                                         Name:  Jules Ross
                                                         Title: Vice President













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